Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Principal Accountant Fees and Services” and to the use in this Annual Report on Form 40-F filed with the United States Securities and Exchange Commission of our reports dated December 8, 2014, with respect to the statements of net assets of Central Fund of Canada Limited as at October 31, 2014, 2013 and 2012, and the statements of income (loss), changes in net assets and shareholders’ equity for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting of Central Fund of Canada Limited as at December 31, 2014.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
December 10, 2014	Licensed Public Accountants